SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
Peabody Energy Corporation
 (Name of Issuer)
Common Stock, $0.01 par value

Series A Convertible Preferred Stock, $0.01 par value
(Title of Class of Securities)
704551100 (Common)
704551 407 (Preferred)
(CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 18, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

11,307,716 Common (1) 2,306,181 Preferred

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

11,307,716 Common (1) 2,306,181 Preferred

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,307,716 Common (1) 2,306,181 Preferred

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% Common (1) 12.5% Preferred

14.	TYPE OF REPORTING PERSON

PN
(1)
Includes 4,525,629 shares of Common Stock issuable upon the conversion of the 2,306,181 shares of Series A Convertible Preferred Stock.  The number of shares of Common Stock into which the Series A Convertible Preferred Stock of the Issuer is convertible is based upon the conversion rate of approximately 1.96 shares of Common Stock per share of Series A Convertible Preferred Stock as provided in the Issuer's Registration Statement on Form S-1/A filed with the SEC on July 10, 2017.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,029,039 Common (1) 4,900,669 Preferred

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

24,029,039 Common (1) 4,900,669 Preferred

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,029,039 Common (1) 4,900,669 Preferred

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.0% Common (1) 26.6% Preferred

14.	TYPE OF REPORTING PERSON

PN
(1)
Includes 9,617,024 shares of Common Stock issuable upon the conversion of the 4,900,669 shares of Series A Convertible Preferred Stock.  The number of shares of Common Stock into which the Series A Convertible Preferred Stock of the Issuer is convertible is based upon the conversion rate of approximately 1.96 shares of Common Stock per share of Series A Convertible Preferred Stock as provided in the Issuer's Registration Statement on Form S-1/A filed with the SEC July 10, 2017.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,029,039 Common (1) 4,900,669 Preferred

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

24,029,039 Common (1) 4,900,669 Preferred

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,029,039 Common (1) 4,900,669 Preferred

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.0% Common (1) 26.6% Preferred

14.	TYPE OF REPORTING PERSON

CO
(1)
Includes 9,617,024 shares of Common Stock issuable upon the conversion of the 4,900,669 shares of Series A Convertible Preferred Stock.  The number of shares of Common Stock into which the Series A Convertible Preferred Stock of the Issuer is convertible is based upon the conversion rate of approximately 1.96 shares of Common Stock per share of Series A Convertible Preferred Stock as provided in the Issuer's Registration Statement on Form S-1/A filed with the SEC on July 10, 2017.  See Item 5(a).

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 1.	Security of Issuer
Item 1 is hereby amended and restated as follows:

This statement relates to the shares of Common Stock, $0.01 par value (the "Common Stock") and Series A Convertible Preferred Stock, $0.01 par value (the "Preferred Stock"), of Peabody Energy Corporation ("Issuer"). The Issuer's principal executive office is located at 701 Market Street, St. Louis, Missouri 63101-1826.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated as follows:
Elliott Working Capital
Elliott directly or indirectly acquired 8,767,366 shares of Common Stock, on a fully converted basis in the Issuer's previously disclosed emergence from Bankruptcy.  Elliott directly and indirectly purchased 2,540,352  shares of Common Stock using its working capital at an aggregate purchase price of approximately $62,908,505.

Elliott International Working Capital
Elliott International directly or indirectly acquired 18,630,794 shares of Common Stock, on a fully converted basis in the Issuer's previously disclosed emergence from Bankruptcy.  Elliott International indirectly purchased 5,398,250 shares of Common Stock using its working capital at an aggregate purchase price of approximately $133,680,407.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended and restated as follows:
The Reporting Persons believe the securities of the Issuer are significantly undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons have communicated with the Issuer about the Issuer's capital return plans and may develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, potential strategic transactions involving the Issuer or certain of the Issuer's businesses or assets, or may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to communicate with the Issuer's management and Board about a broad range of operational and strategic matters. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such plans or proposals may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
ITEM 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
(a) As of the date hereof, Elliott, Elliott International and EICA collectively may be deemed to beneficially own 35,336,755 shares of Common Stock, including 14,142,653 shares of Common Stock issuable upon the conversion of the Issuer's Preferred Stock constituting a combined economic exposure in the Issuer of approximately 30.9% of the shares of Common Stock outstanding calculated based on a the conversion or exercise of the Issuer's outstanding Preferred Stock.
As of the date hereof, Elliott, Elliott International and EICA collectively may be deemed to beneficially own 7,206,850 shares of Preferred Stock, constituting a combined economic exposure in the Issuer of approximately 39.2% of the shares of Preferred Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 114,366,354 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Form S-1/A filed with the Securities and Exchange Commission on July 10, 2017, assuming conversion of all the Reporting Persons' Preferred Stock into Common Stock.
The aggregate percentage of Preferred Stock reported owned by each person named herein is based upon 18,401,275 shares of Preferred Stock outstanding, which is the total number of shares of Preferred Stock outstanding as reported in the Issuer's Form S-1/A filed with the Securities and Exchange Commission on July 10, 2017.
As of the date hereof, Elliott itself and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), may be deemed to own 11,307,716 shares of Common Stock, including 4,525,629 shares of Common Stock issuable upon the conversion of the Preferred Stock, constituting 9.9% of the shares of Common Stock outstanding.
As of the date hereof, Elliott itself and through Liverpool, may be deemed to own 2,306,181 shares of Preferred Stock, constituting 12.5% of the shares of Common Stock outstanding.
As of the date hereof, Elliott International through Permian Investments S.a.R.L., a Luxembourg limited company ("Permian") and a wholly-owned subsidiary of Elliott International, may be deemed to own 24,029,039 shares of Common Stock, including  9,617,024 shares of Common Stock issuable upon the conversion of the Preferred Stock, constituting 21.0% of the shares of Common Stock outstanding.  EICA, as the investment manager of Elliott International may be deemed to beneficially own the 24,029,039 shares of Common Stock deemed to be beneficially owned by Permian, constituting approximately 21.0% of the shares of Common Stock outstanding.
As of the date hereof, Elliott International through Permian, may be deemed to own 4,900,669 shares of Preferred Stock, constituting 26.6% of the shares of Preferred Stock outstanding.

(b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock and Preferred Stock owned directly by it.
Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock and Preferred Stock owned by Permian, Elliott International and EICA. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.
 (c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
(d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock and Preferred Stock beneficially owned by Elliott.
No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock and Preferred Stock beneficially owned by Permian, Elliott International and EICA.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On April 13, 2017 Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit to the initial Schedule 13D and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	July 25, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1
Transactions of the Reporting Persons Effected During the Past 60 Days1
The following transactions were effected by Elliott Associates, L.P. in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
4/28/17	Common Stock	53,571	25.7419
4/27/17	Common Stock	16,000	26.4460
4/27/17	Common Stock	61,368	26.2799
4/26/17	Common Stock	1,920	26.5000
4/26/17	Common Stock	39,423	26.4776
4/25/17	Common Stock	2,708	26.0724
4/25/17	Common Stock	32,490	26.2654
4/24/17	Common Stock	11,680	26.2616
4/21/17	Common Stock	48,000	25.3263
4/20/17	Common Stock	8,000	25.1127
4/19/17	Common Stock	74,016	24.9221
4/18/17	Common Stock	16,000	23.8599
4/18/17	Common Stock	172,055	24.0737

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
6/2/2017	Common Stock	12,000	23.1781
6/2/2017	Common Stock	2,903	23.6236
6/1/2017	Common Stock	5,097	23.7351
5/31/2017	Common Stock	4,045	23.9995
5/25/2017	Common Stock	992	23.8665
5/23/2017	Common Stock	8,436	23.3492
5/16/2017	Common Stock	83,405	24.2481
5/15/2017	Common Stock	64,000	25.0089
5/12/2017	Common Stock	29,017	24.6956
5/11/2017	Common Stock	56,000	24.9989
5/10/2017	Common Stock	13,280	24.9669
5/9/2017	Common Stock	32,000	24.5788
5/8/2017	Common Stock	80,000	24.1679
5/8/2017	Common Stock	15,649	24.1438
5/5/2017	Common Stock	85,883	23.8969
5/5/2017	Common Stock	16,000	23.7700
5/4/2017	Common Stock	4,512	24.2911
5/4/2017	Common Stock	24,000	24.7000
5/4/2017	Common Stock	525,513	23.5000
5/4/2017	Common Stock	443,968	24.0135
5/3/2017	Common Stock	236,329	25.3053
5/2/2017	Common Stock	60,999	26.0969
5/1/2017	Common Stock	25,335	25.7772

1 As reflected in the Section 16 filings of Elliott and Elliott International.

The following transactions were effected by Elliott International, L.P. (through Permian) in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
6/2/2017	Common Stock	25,500	23.1781
6/2/2017	Common Stock	6,168	23.6236
6/1/2017	Common Stock	10,832	23.7351
5/31/2017	Common Stock	8,596	23.9995
5/25/2017	Common Stock	2,108	23.8665
05/23/17	Common Stock	17,925	23.3492
05/16/17	Common Stock	177,236	24.2481
05/15/17	Common Stock	136,000	25.0089
05/12/17	Common Stock	61,659	24.6956
05/11/17	Common Stock	119,000	24.9989
05/10/17	Common Stock	28,220	24.9669
05/09/17	Common Stock	68,000	24.5788
05/08/17	Common Stock	33,253	24.1438
05/08/17	Common Stock	170,000	24.1679
05/05/17	Common Stock	182,500	23.8969
05/05/17	Common Stock	34,000	23.7700
05/04/17	Common Stock	943,432	24.0135
05/04/17	Common Stock	9,588	24.2911
05/04/17	Common Stock	51,000	24.7000
05/04/17	Common Stock	1,116,715	23.5000
05/03/17	Common Stock	502,199	25.3053
05/02/17	Common Stock	129,624	26.0969
05/01/17	Common Stock	53,838	25.7772
04/28/17	Common Stock	113,837	25.7419
04/27/17	Common Stock	130,406	26.2799
04/27/17	Common Stock	34,000	26.4460
04/26/17	Common Stock	4,080	26.5000
04/26/17	Common Stock	83,775	26.4776
04/25/17	Common Stock	5,753	26.0724
04/25/17	Common Stock	69,042	26.2654
04/24/17	Common Stock	24,820	26.2616
04/21/17	Common Stock	102,000	25.3263
04/20/17	Common Stock	17,000	25.1127
04/19/17	Common Stock	157,284	24.9221
04/18/17	Common Stock	34,000	23.8599
04/18/17	Common Stock	365,618	24.0737